              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT




                                     [LOGO]




                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                                 MARCH 31, 2001

                                   (UNAUDITED)

CONTENTS
MARCH 31, 2001


MANAGEMENT'S DISCUSSION AND ANALYSIS


FINANCIAL STATEMENT REPORTING      2

MANAGEMENT REPORTING       2

CURRENT VALUE BASIS       3

EQUITY CAPITAL-TO-LOANS       4

RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS      5

WITHDRAWAL OF CURRENCY POOL LOANS        7



IBRD CONDENSED FINANCIAL STATEMENTS


BALANCE SHEET     8

STATEMENT OF INCOME     9

STATEMENT OF COMPREHENSIVE INCOME     10

STATEMENT OF CHANGES IN RETAINED EARNINGS      10

STATEMENT OF CASH FLOWS       11

NOTES TO FINANCIAL STATEMENTS      12

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS      16

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2000 (FY
2000). IBRD undertakes no obligation to update any forward-looking statements made in such documents.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Accounting Standards (together referred to in this document as the 'reported basis'). Effective July 1, 2000, IBRD adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments under SFAS No. 138. Concurrently, IBRD also early adopted International Accounting Standard No. 39, "Financial Instruments: Recognition and Measurement". These three standards are collectively termed "FAS 133" for purposes of this discussion.

These new standards require that all derivatives be recorded on the balance sheet and reported at fair value. IBRD has marked all derivative instruments, as defined by FAS 133, to fair value, with changes in the fair value being recognized immediately in earnings.

Although these standards allow hedge accounting for certain qualifying hedging relationships, when these criteria are applied to IBRD's financial instrument portfolios, certain of the hedged instruments would be carried at fair value, while other similar hedged instruments would be carried at amortized cost. Therefore, in applying the new standards on the reported basis, IBRD has elected not to define any qualifying hedging relationships. While IBRD believes that its hedging strategies are appropriate, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD manages its balance sheet by making extensive use of derivatives to manage the interest rate and currency risks associated with its financial assets and liabilities. IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, and to reduce borrowing costs.

IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD's long-dated funding, the reported volatility under FAS 133 may be more acute than for many other financial institutions. FAS 133 adjustments may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

IBRD believes that a current value presentation best reflects the economic value of all of its financial instruments. Table 1 presents IBRD's balance sheet on a current value basis, together with a reconciliation to the reported accounts at March 31, 2001.

TABLE 1: CONDENSED CURRENT VALUE BALANCE SHEETS AT MARCH 31, 2001 AND JUNE 30, 2000

IN MILLIONS OF U.S. DOLLARS

___________________________________________________________________________________________________________________
                                               MARCH 31, 2001                                       JUNE 30, 2000
                                 -------------------------------------------------------------     ----------------
                                                REVERSAL OF         CURRENT          CURRENT
                                   REPORTED       FAS 133            VALUE            VALUE           PRO FORMA
                                    BASIS         EFFECTS          ADJUSTMENT         BASIS         CURRENT VALUE
                                  ----------   -------------     --------------    -----------     ----------------
Cash                               $     660                                          $    660            $     691
Investments                           27,524                                            27,524               25,042
Loans Outstanding                    118,779                             $4,864        123,643              122,265
Less Accumulated Provision
  for Loan Losses and
  Deferred Loan Income                (4,070)                                           (4,070)              (3,860)

Swaps Receivable
  Investments                         10,511                                            10,511               11,317
  Borrowings                          66,562         $(3,154)             3,154         66,562               69,410
  Other Asset/Liability                  723               3                 (3)           723                   --
Other Assets                           6,766                                             6,766                7,285
                                   ---------         -------             ------      ---------            ---------
    Total Assets                   $ 227,455         $(3,151)            $8,015       $232,319            $ 232,150
                                   =========         =======             ======       ========            =========

Borrowings                         $ 110,722         $  (461)            $5,685       $115,946            $ 112,379
Swaps Payable
  Investments                         10,429                                            10,429               11,720
  Borrowings                          69,824          (1,458)             1,458         69,824               73,089
  Other Asset/Liability                  719                                               719                   --
Other Liabilities                      5,469                                             5,469                5,558
                                   ---------         -------             ------      ---------            ---------
Total Liabilities                    197,163          (1,919)             7,143        202,387              202,746
Paid in Capital                       11,459                                            11,459               11,418
Retained Earnings and
  Other Equity                        18,833          (1,232)               872         18,473               17,986
                                   ---------         -------             ------      ---------            ---------
    Total Liabilities and
      Equity                       $ 227,455         $(3,151)            $8,015       $232,319             $232,150
                                   =========         =======             ======       ========             ========
___________________________________________________________________________________________________________________

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets above present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The basis for the current value model is the present value of expected cash flows based on an appropriate discount rate and incorporating market data.

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of the IBRD. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering its history of payment receipts from borrowers. IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the discounted present value of expected payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the risk inherent in these and any other potential overdue payments. IBRD adjusts the value of its loans through its loan loss provision.

The positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate, which represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at market value or at their estimated fair values. Market value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS

The current value of borrowings includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The increase in the borrowings portfolio from the reported basis to the current value basis represents the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

EQUITY CAPITAL-TO-LOANS

The equity capital-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk bearing capacity. IBRD also uses cash flow analysis as a measure of income generating capacity and capital adequacy. Table 2 presents this ratio computed on the current value basis, as well as on the reported basis, before and after the effects of FAS 133.

IBRD's equity capital supports funding of its loans. IBRD uses the equity capital-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk bearing capacity to movements in interest and exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in Table 2, IBRD has maintained a relatively stable equity capital-to-loans ratio on a current value basis.

TABLE 2: EQUITY CAPITAL-TO-LOANS

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------------------
                                        MARCH 31, 2001                      JUNE 30, 2000                MARCH 31, 2000
                              ------------------------------------      ---------------------------      --------------
                              CURRENT        PRE FAS 133                CURRENT
                               VALUE          REPORTED     REPORTED      VALUE            REPORTED          REPORTED
                               BASIS            BASIS        BASIS       BASIS              BASIS             BASIS
                              -------        -----------   --------     -------           --------          --------
Equity Capital Used in
  Equity Capital-to-
  Loans Ratio                 $25,286        $24,414       $25,646       $25,181(a)       $25,067(a)        $23,985

Loans and Guarantees
  Outstanding, net of
  Accumulated
  Provision for Loan
  Losses                     $121,307       $116,443      $116,443      $120,241         $118,080          $117,098

Equity Capital-to-Loans         20.84%         20.97%        22.02%        20.94%           21.23%            20.48%
--------------------------------------------------------------------------------------------------------------------------------

(a) THE JUNE 30, 2000 EQUITY CAPITAL INCLUDES AN AMOUNT REPRESENTING THE TRANSFERS OF FY 2000 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON AUGUST 1, 2000.

TABLE 3: CONDENSED CURRENT VALUE STATEMENTS OF INCOME FOR THE NINE MONTHS
         ENDED MARCH 31

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------------------------
                                FY 2000                           FY 2001
                             --------------     -----------------------------------------------
                                                                  ADJUSTMENTS     YEAR TO DATE
                              YEAR TO DATE       YEAR TO DATE     TO CURRENT      CURRENT VALUE
                             REPORTED BASIS     REPORTED BASIS       VALUE            BASIS
                             --------------     --------------   -----------      -------------

Income from Loans                $6,112            $6,218                              $6,218
Income from Investments net       1,152             1,211            $(57)              1,154
Other Income                        209               232                                 232
                             --------------     --------------   -----------      -------------
    Total Income                  7,473             7,661             (57)              7,604
                             --------------     --------------   -----------      -------------

Borrowing Expenses                5,312             5,521                               5,521
Administrative Expenses             750               714                                 714
Provision for Loan Losses            55               260            (260)                 --
Other Expenses                        6                 7                                   7
                             --------------     --------------   -----------      -------------
     Total Expenses               6,123             6,502            (260)              6,242
                             --------------     --------------   -----------      -------------
Operating Income                  1,350             1,159             203               1,362
Current Value Adjustments                                             526                 526
Provision for Loan Losses--
     Current Value                                                   (260)               (260)
FAS 133 Adjustments                                   951            (951)                 --
                             --------------     --------------   -----------      -------------
Net Income                       $1,350            $2,110           $(482)             $1,628
                             ==============     ==============   ===========      =============

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RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS

IBRD's Condensed Statements of Income on both a reported basis and a current value basis are presented in Table 3. For the nine months ended March 31, 2001, the net income on a current value basis was $1,628 million.

The operating income on a reported basis of $1,159 million is before the FAS 133 adjustment, and compares with reported income of $1,350 million for the same period in FY 2000. To a large extent, the change in IBRD's net income was affected by changes in the interest rate environment.

INTEREST RATE ENVIRONMENT

During the first nine months of FY 2001, the applicable interest rates (predominantly U.S. dollar interest rates) for IBRD were declining, while the rates were increasing during the same period in FY 2000. However, the average interest rates for the first nine months of FY 2001 were slightly higher overall than the average rates for the same period in FY 2000. The U.S. dollar rates depicted in Figure 1 illustrate these trends.


   [GRAPH]

INCOME FROM LOANS

- The increase of $106 million in income from loans was primarily due to the impact of both higher rates and a slightly higher volume of loans outstanding. The higher rates earned were partly due to the effects of a greater proportion of higher yielding Special Structural Adjustment Loans (SSALs) outstanding during the first nine months of FY 2001. In addition, a larger percentage of the loan portfolio was in U.S. dollars, which has had higher nominal interest rates than most other major currencies. These higher rates also reflected the higher interest rate environment experienced in this period compared to the same period in FY 2000. These increases were partially offset by the effect of increased interest waivers in FY 2001, which slightly decreased interest income.


INCOME FROM INVESTMENTS

- The increase of $59 million in income (net of expenses associated with securities sold under repurchase agreements) from the investment portfolio was mainly due to a higher investment return earned, partially offset by a lower investment portfolio balance. The higher returns primarily reflected the higher average interest rate environment in FY01, as well as the effects of the substantial mark-to-market gains resulting from the recent sharp fall in interest rates. The investment portfolio carried an interest rate duration of less than one year.

- The adjustment to current value of $57 million moves the mark-to-market unrealized gains recognized in Operating Income under the reported basis to the Current Value Adjustments below.

BORROWINGS EXPENSES

- The increase of $209 million in borrowings expenses was primarily due to an increase in average borrowing rates. This increase was partially offset by a decrease in the average volume of debt outstanding. The higher rates reflected the higher average interest rate environment experienced during FY2001 compared to FY2000. In addition, the proportion of U.S. dollar borrowings, which had higher nominal rates, grew.

ADMINISTRATIVE EXPENSES

- The net decrease in administrative expenses and contributions to special programs of $36 million, reflected a slightly lower expenditure rate, primarily on travel and temporary staffing costs, compared to the same period in FY 2000. Additionally, a slightly larger share of the total costs incurred was charged to the International Development Association, based on an agreed-upon cost sharing formula which considers certain operational volume indicators.

PROVISION FOR LOAN LOSSES

- The increase of $205 million in the provision for loan loss expense was primarily due to an additional provision taken on certain loans placed in nonaccrual status in October 2000 and March 2001 (See Notes to Financial Statements--Note B).

- For purposes of current value presentation, the $260 million adjustment, reflecting the mark from the credit assessment on the loan portfolio, is presented as part of the adjustment relating to current value.

TABLE 4:  SUMMARY OF CURRENT VALUE ADJUSTMENTS

IN MILLIONS OF U.S. DOLLARS

-----------------------------------------------------------------------------------------------------------------


                                                 BALANCE SHEET EFFECTS AS OF MARCH 31, 2001       TOTAL INCOME
                                                 --------------------------------------------   STATEMENT EFFECT
                                                                                   OTHER              FY01
                                                 LOANS          BORROWINGS    ASSET/LIABILITY      YEAR TO DATE
                                                  -------        ---------    ---------------    ---------------
Total Current Value Adjustments on
  Balance Sheet                                    $4,864         $(3,989)          $(3)          $872 (a)
Unrealized Gains on Investments                                                                     57 (b)
Currency Translation Adjustment                                                                   (403)(c)
                                                                                                  --------

  Total Current Value Adjustments                                                                 $526
                                                                                                  =======


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(a)  INCLUDES $116 MILLION REPRESENTING A ONE-TIME CUMULATIVE EFFECT OF
     RECORDING THE ADOPTION, ON JULY 1, 2000, OF THE CURRENT VALUE BASIS OF ACCOUNTING.

(b) UNREALIZED GAINS ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURRENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.

(c)  THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER
     COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

CURRENT VALUE ADJUSTMENTS

- The net adjustment of $526 million represents the combined effects of marking all IBRD financial instruments to current value. Table 4 presents a summary of the current value adjustments.

- The declining interest rate environment seen in the first nine months of FY2001 resulted in a positive mark to current value on the loans and investments, offset partially by the positive mark to current value on the borrowings. The weakening of the Euro and Japanese yen in the nine-month period ended March 31, 2001 resulted in a negative currency translation effect on IBRD's loan and investment portfolios, offset in part by a positive translation effect on the borrowings portfolio.

FAS 133 ADJUSTMENTS

- Income of $951 million related to FAS 133 adjustments reflected the adoption of this standard on July 1, 2000 and the year-to-date mark to fair value of IBRD's derivative instruments, and the amortization of the transition adjustment created upon adoption. (See Notes to Financial Statements--Note E).

- The adjustment to current value removes the impact related to the adoption of FAS 133, as these effects are already accounted for in the current value adjustment.

SELECTED FINANCIAL DATA

As presented in Table 5, the net return on average interest-earning assets on the current value basis for the first nine months of FY 2001 was 1.35%. The same return on a pre FAS 133 reported basis was 1.06%, compared to 1.20% for the same period in FY 2000. The decrease resulted mainly from the annualized income effects of the October 2000 and March 2001 nonaccrual events, and the increased interest waivers in FY 2001, offset partially by the decrease in the provision for loan loss expense on the accruing portfolio, as well as the decrease in net non-interest expenses.

WITHDRAWAL OF CURRENCY POOL LOANS

IBRD has withdrawn the availability of currency pool loan terms for new commitments. These terms represented the only available loan product during the period 1980 to 1993. Single currency loan products were introduced in 1993. In 1999, the LIBOR-based fixed spread loan was introduced which gives borrowers access to a range of embedded risk management alternatives, including the ability to replicate the main characteristics of currency pool loans. Currency pool loan terms are not available for new IBRD loan commitments whose invitation to negotiate was issued on or after March 1, 2001. At March 31, 2001, outstanding loans with currency pool terms totaled $31,648 million (approximately 27% of the total portfolio). Undisbursed commitments for these loans were $3,592 million (approximately 9% of total undisbursed commitments).

TABLE 5: SELECTED FINANCIAL DATA


IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------
                                                       FY01                         FY00
                                                  MARCH 31, 2001               MARCH 31, 2000      FY00
                                                   YEAR TO DATE                 YEAR TO DATE     FULL YEAR
                                    ---------------------------------------    --------------    ----------
                                      CURRENT      PRE FAS 133     REPORTED       REPORTED       REPORTED
                                    VALUE BASIS   REPORTED BASIS    BASIS          BASIS          BASIS
                                    -----------   --------------   --------    --------------    ---------
Net Income                           $  1,628      $  1,159        $  2,110      $  1,350         $  1,991
Average Interest-earning Assets      $149,718      $146,342        $146,342      $149,452         $149,107
Net Return on Average
  Interest-earning Assets                1.35%(a)      1.06%           1.72%(b)      1.20%            1.34%
Return on Loans                          6.67%(a)      6.76%           6.76%         6.68%            6.71%
Return on Investments                    6.29%(a)      6.78%           6.78%         5.55%            5.74%
Cost of Borrowings                       6.13%(a)      6.29%           5.51%(b)      5.87%            5.92%
-----------------------------------------------------------------------------------------------------------

(a) EXCLUDES THE CUMULATIVE EFFECT OF THE ADOPTION OF THE CURRENT VALUE BASIS OF ACCOUNTING.
(b) EXCLUDES THE CUMULATIVE EFFECT OF THE ADOPTION OF FAS 133.

BALANCE SHEET


EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                                                                      MARCH 31, 2001     JUNE 30, 2000
                                                                                       (UNAUDITED)
                                                                                      --------------     -------------
ASSETS
  Due from banks                                                                        $    660           $    691
  Investments-Trading (including securities transferred under repurchase or security lending agreements of $219 million--March 31, 2001; nil--June
    30, 2000)                                                                             26,371             24,941
  Securities purchased under resale agreements                                             1,153                101
  Nonnegotiable, noninterest-bearing demand obligations on account of
    subscribed capital                                                                     1,816              1,670
  Receivable from currency and interest rate swaps
    Investments                                                                           10,511             11,317
    Borrowings (including FAS 133 adjustment of $3,154 million--Note E)                   66,562             67,231
    Other Asset/Liability (including FAS 133 adjustment of $(3) million--
      Note E                                                                                 723                  -
  Loans outstanding--Note B
    Total loans                                                                          157,115            164,858
    Less undisbursed balance                                                              38,336             44,754
                                                                                        --------           --------
      Loans outstanding                                                                  118,779            120,104
    Less:
      Accumulated provision for loan losses                                                3,570              3,400
      Deferred loan income                                                                   500                460
                                                                                        --------           --------
        Net loans outstanding                                                            114,709            116,244
  Other assets                                                                             4,950              5,615
                                                                                        --------           --------
  TOTAL ASSETS                                                                          $227,455           $227,810
                                                                                        ========           ========
LIABILITIES
  Borrowings
     Short-term                                                                         $ 10,068           $  4,730
     Medium- and long-term (including FAS 133 adjustment of $461
       million--Note E)                                                                  100,654            105,649
  Securities sold under repurchase agreements and payable for cash collateral
    received                                                                                 218                  -
  Payable for currency and interest rate swaps
    Investments                                                                           10,429             11,720
    Borrowings (including FAS 133 adjustment of $1,458 million--Note E)                   69,824             70,864
    Other Asset/Liability                                                                    719                  -
  Payable for Board of Governors-approved transfers--Note C                                1,110                861
  Other liabilities                                                                        4,141              4,697
                                                                                       ---------           --------
     TOTAL LIABILITIES                                                                   197,163            198,521
                                                                                       ---------           --------
EQUITY
  Capital stock--Authorized (1,581,724 shares--March 31, 2001 and June
    30, 2000)
    Subscribed (1,569,298 shares--March 31, 2001; 1,563,443 shares--June
      30, 2000)                                                                          189,312            188,606
    Less uncalled portion of subscriptions                                               177,853            177,188
                                                                                       ---------           --------
                                                                                          11,459             11,418
  Amounts to maintain value of currency holdings of paid-in capital stock                   (913)              (522)
  Payments on account of pending subscriptions                                                 7                  7
  Retained earnings (see Statement of Changes in Retained Earnings, Note C)               20,502             19,027
  Accumulated other comprehensive loss--Note D                                              (763)              (641)
                                                                                       ---------           --------
     TOTAL EQUITY                                                                         30,292             29,289
                                                                                       ---------           --------
  TOTAL LIABILITIES AND EQUITY                                                          $227,455           $227,810
                                                                                       =========           ========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF INCOME


EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                        THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                              MARCH 31                 MARCH 31
                                                                            (UNAUDITED)              (UNAUDITED)
                                                                        -------------------       -----------------
                                                                         2001         2000         2001       2000
                                                                        ------      -------       ------     ------
INCOME
  Loans--Note B                                                         $2,008      $2,031         $6,218    $6,112
  Investments--Trading                                                     382         387          1,193     1,146
  Securities purchased under resale agreements                               3           3             21         9
  Income from Staff Retirement Plan and other
    postretirement benefits plans                                           39          42            117       128
  Other                                                                     44          33            115        81
                                                                       -------     -------        -------   -------
      Total income                                                       2,476       2,496          7,664     7,476
                                                                       -------     -------        -------   -------
EXPENSES
  Borrowings                                                             1,792       1,797          5,521     5,312
  Securities sold under repurchase agreements and payable
    for cash collateral received                                             3           1              3         3
  Administrative                                                           188         192            594       648
  Contributions to special programs                                         46          39            120       102
  Provision for loan losses--Note B                                        129          10            260        55
  Other                                                                      2           6              7         6
                                                                       -------     -------        -------   -------
      Total expenses                                                     2,160       2,045          6,505     6,126
                                                                       -------     -------        -------   -------
OPERATING INCOME                                                           316         451          1,159     1,350
FAS 133 adjustment--Note E                                                 (21)          -            732         -
                                                                       -------     -------        -------   -------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE                                                                295         451          1,891     1,350
Cumulative effect of change in accounting principle--Note E                  -           -            219         -
                                                                       -------     -------        -------   -------
NET INCOME                                                              $  295      $  451         $2,110    $1,350
                                                                       =======     =======        =======   =======

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                           THREE MONTHS ENDED       NINE MONTHS ENDED
                                                                 MARCH 31                MARCH 31
                                                               (UNAUDITED)             (UNAUDITED)
                                                           ------------------       -----------------
                                                            2001        2000         2001       2000
                                                           ------      ------       ------     ------
Net income                                                  $295        $451        $2,110     $1,350
Other comprehensive income--Note D
  Cumulative effect of change in accounting
    principle--Note E                                          -           -           500          -
  Reclassification of FAS 133 transition
    adjustment to net income--Note E                         (35)          -           (87)         -
  Currency translation adjustments                          (307)       (208)         (535)        48
                                                         -------     -------       -------    -------
  Total other comprehensive (loss) income                   (342)       (208)         (122)        48
                                                         -------     -------       -------    -------
Comprehensive income (loss)                                 $(47)       $243        $1,988     $1,398
                                                         =======     =======       =======    =======


STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                                    NINE MONTHS ENDED
                                                                                         MARCH 31
                                                                                       (UNAUDITED)
                                                                                    -----------------
                                                                                     2001       2000
                                                                                    ------     ------
Retained earnings at beginning of the fiscal year                                  $19,027    $17,709
  Board of Governors-approved transfers--Note C                                       (635)      (673)
  Net income for the period                                                          2,110      1,350
                                                                                   -------    -------
Retained earnings at end of the period                                             $20,502    $18,386
                                                                                   =======    =======

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF CASH FLOWS

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                                 NINE MONTHS ENDED
                                                                                      MARCH 31
                                                                                    (UNAUDITED)
                                                                               ---------------------
                                                                                 2001         2000
                                                                               --------     --------
Cash flows from lending and investing activities
  Loans
    Disbursements                                                              $(8,693)     $(9,131)
    Principal repayments and prepayments                                         7,383        7,726
    Loan origination fees received                                                   1           19
                                                                              --------     --------
      Net cash used in lending and investing activities                         (1,309)      (1,386)
                                                                              --------     --------
Cash flows used for payments for Board of Governors-approved transfers            (342)        (373)

Cash flows from financing activities
  Medium- and long-term borrowings
    New issues                                                                  10,817       12,372
    Retirements                                                                (11,963)     (15,075)
  Net short-term borrowings                                                      5,102         (299)
  Net currency and interest rate swaps--borrowings                              (1,428)        (350)
  Net capital stock transactions                                                    54           85
                                                                              --------     --------
        Net cash provided by (used in) financing activities                      2,582       (3,267)
                                                                              --------     --------
Cash flows from operating activities
  Net income                                                                     2,110        1,350
  Adjustments to reconcile net income to net cash provided by operating activities
    FAS 133 adjustment                                                            (732)           -
    Cumulative effect of change in accounting principle                           (219)           -
    Depreciation and amortization                                                  705          623
    Income from Staff Retirement Plan and other postretirement benefits
      plans                                                                       (117)        (128)
    Provision for loan losses                                                      260           55
    Net changes in other assets and liabilities                                     27         (116)
                                                                              --------     --------
        Net cash provided by operating activities                                2,034        1,784
                                                                              --------     --------
Effect of exchange rate changes on unrestricted cash and liquid investments        (88)          (9)
                                                                              --------     --------
Net increase (decrease) in unrestricted cash and liquid investments              2,877       (3,251)
Unrestricted cash and liquid investments at beginning of the fiscal year        24,331       30,122
                                                                              --------     --------
Unrestricted cash and liquid investments at end of the period                  $27,208      $26,871
                                                                              ========     ========

Composed of
  Investments held in trading portfolio                                        $26,371      $27,405
  Other                                                                            837         (534)
                                                                              --------     --------
                                                                               $27,208      $26,871
                                                                              ========     ========
Supplemental disclosure
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
    Loans outstanding                                                          $(2,687)     $   359
    Borrowings                                                                  (4,676)         124
    Currency and interest rate swaps--Borrowings                                 2,753          139
  Capitalized loan origination fees included in total loans                         52           82

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

NOTE A--FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 2000 financial statements and the notes included therein. A review of the interim financial information for the nine months ended March 31, 2001 and 2000, was performed by the International Bank for Reconstruction and Development's (IBRD) independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and by the International Auditing Practices Committee of the International Federation of Accountants. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position and results of operations. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

On July 1, 2000, IBRD adopted the Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments under SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". In addition, IBRD adopted International Accounting Standard (IAS) 39, "Financial
Instruments: Recognition and Measurement". Although adoption of IAS 39 is not required for IBRD until fiscal year 2002, IBRD elected to adopt this standard concurrently with SFAS No. 133. SFAS No. 133, along with its amendments under SFAS No. 138, and IAS 39 are collectively referred to as FAS 133 in this document. These standards require that all derivative instruments be recorded on the balance sheet and reported at fair value. For additional information about the impact of FAS 133 on IBRD's financial statements, see Note E.

During the second quarter of fiscal year 2001, IBRD adopted prospectively SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS No. 125". This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain additional disclosures. As applied to IBRD, this statement requires that securities transferred under repurchase or security lending agreements be disclosed separately from other trading investments. Adoption of this standard did not have a material impact on IBRD's financial statements.

NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For payment periods beginning during the fiscal year ending June 30, 2001, the following interest waivers on disbursed and outstanding loans to eligible borrowers are in effect. With respect to loans for which the invitation to negotiate was issued on or after July 31, 1998, and which carry a 75 basis point lending spread, the interest waiver is 25 basis points. A similar waiver was in effect for the fiscal year ended June 30, 2000. With respect to loans for which the invitation to negotiate was issued before July 31, 1998, and which carry a 50 basis point lending spread, the interest waiver is 15 basis points. A waiver of 5 basis points was in effect during the fiscal year ended June 30, 2000. For the three and nine months ended March 31, 2001, the effect of this waiver was to reduce Net Income by $40 million and $98 million, respectively, compared to $16 million and $44 million for the respective fiscal year 2000 periods.

A one-year commitment charge waiver of 50 basis points is in effect on all eligible undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 2001. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 2000. For the three and nine months ended March 31, 2001, the effect of the commitment charge waiver was to reduce Net Income by $42 million and $131 million, respectively, compared to $56 million and $173 million for the respective fiscal year 2000 periods.

OVERDUE AMOUNTS

At March 31, 2001, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At March 31, 2001, loans made to or guaranteed by certain member countries and the Federal Republic of Yugoslavia (Serbia and Montenegro) with an aggregate principal balance outstanding of $2,902 million ($2,031 million--June 30, 2000), of which $1,344 million ($1,302 million--June 30,
2000) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,082 million ($1,060 million--June 30, 2000). If these loans had not been in nonaccrual status, income from loans for the three and nine months ended March 31, 2001 would have been higher by $41 million and $71 million, respectively, compared to $16 million and $43 million for the respective fiscal year 2000 periods. A summary of countries with loans in nonaccrual status follows:


IN MILLIONS
------------------------------------------------------------------------------------------
                                                         MARCH 31, 2001
                                     -----------------------------------------------------
                                      PRINCIPAL      PRINCIPAL, INTEREST     NONACCRUAL
BORROWER                              OUTSTANDING     AND CHARGES OVERDUE       SINCE
------------------------------------------------------------------------------------------
WITH OVERDUES
   Congo, Democratic Republic of       $   80             $  120             November 1993
   Congo, Republic of                      59                 52             November 1997
   Cote d'Ivoire                          551                 51             March 2001
   Iraq                                    36                 64             December 1990
   Liberia                                125                282             June 1987
   Syrian Arab Republic                    23                 88             February 1987
   Yugoslavia, Federal Republic of
      (Serbia and Montenegro)           1,075              1,736             September 1992
   Zimbabwe                               401                 33             October 2000
                                       ------             ------

   Total                                2,350              2,426

WITHOUT OVERDUES
   Bosnia and Herzegovina                 552                  -             September 1992
   Sudan                                    -                  -             January 1994
                                       ------             ------

TOTAL                                  $2,902             $2,426
                                       ======             ======
------------------------------------------------------------------------------------------

The average recorded investment in nonaccruing loans during the three and nine months ended March 31, 2001 was $2,521 and $2,291 million, respectively, compared to $2,053 million and $2,068 million for the respective fiscal year 2000 periods.

On March 1, 2001, loans made to or guaranteed by Cote d'Ivoire were placed in nonaccrual status. During the nine months ended March 31, 2001 and 2000, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

Changes to the Accumulated Provision for Loan Losses for the nine months ended March 31, 2001 and for the fiscal year ended June 30, 2000 are summarized below:


IN MILLIONS
--------------------------------------------------------------------------
                                                 MARCH 31          JUNE 30
                                                 --------          -------
Balance, beginning of the
   fiscal year                                    $3,400           $3,560
Provision for loan losses                            260             (166)
Translation adjustment                               (90)               6
                                                 --------          -------

Balance, end of the period                        $3,570           $3,400
                                                 ========          =======
--------------------------------------------------------------------------

Of the Accumulated Provision for Loan Losses of $3,570 million ($3,400 million--June 30, 2000), $1,180 million is attributable to the nonaccruing loan portfolio at March 31, 2001 ($700 million--June 30, 2000).

GUARANTEES

Guarantees of $1,431 million at March 31, 2001 ($1,661 million--June 30,
2000) were not included in reported loan balances. At March 31, 2001, $480 million of these guarantees were subject to call ($467 million--June 30, 2000). In some cases, IBRD guarantees have included interest payments in addition to principal. At March 31, 2001, interest guarantees of $17 million ($10 million--June 30, 2000) were subject to call.

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At March 31, 2001, IDA had approved credits of $1,660 million ($1,659 million--June 30, 2000) under this program from its inception, of which $1,644 million ($1,630 million--June 30, 2000) had been disbursed to the eligible countries.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment. For the nine months ended March 31, 2001, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $706 million and $657 million.

NOTE C--RETAINED EARNINGS,
ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at March 31, 2001 and June 30, 2000:


IN MILLIONS
----------------------------------------------
                    MARCH 31           JUNE 30
                    --------          --------
Special Reserve      $   293          $    293
General Reserve       17,223            16,109
Pension Reserve          715               549
Surplus                  161                85
Unallocated Net
  Income               2,110             1,991
                    --------          --------
Total                $20,502          $ 19,027
                    ========          ========
----------------------------------------------

On August 1, 2000, the Executive Directors allocated $1,114 million of the net income earned in the fiscal year ended June 30, 2000 to the General Reserve and $166 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 2000.

On September 27, 2000, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $320 million in SDRs (valued at June 30, 2000) to IDA, $250 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $35 million to the Trust fund for Kosovo, and $30 million for capacity building in Africa. The remaining $76 million was allocated to surplus. Of the $320 million in SDRs valued at June 30, 2000 that was approved for transfer to IDA, $300 million is to be drawn down in fiscal year 2005; the remaining $20 million was transferred in October 2000 as a reimbursement of IDA's share of the fiscal year 2000 cost of implementing the Strategic Compact of IBRD and IDA.

At March 31, 2001, the unpaid balances of all of the above-mentioned Board-approved transfers have been included in Payable for Board of Governors-approved Transfers on the balance sheet.

On April 30, 2001, the Board of Governors approved a transfer from Surplus in the amount of $30 million to a Trust Fund for the Federal Republic of Yugoslavia. As this transfer had not been approved by the Board of Governors at March 31, 2001, no payable has been recognized as of that date.

NOTE D--COMPREHENSIVE INCOME

For IBRD, comprehensive income comprises the effects of the implementation of FAS 133 as described in Note E, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Loss balances for the nine months ended March 31, 2001 and March 31, 2000:


IN MILLIONS
----------------------------------------------------------------------------------------------------------------
                                                                       2001
                                       -------------------------------------------------------------------------
                                                                                                      TOTAL
                                                           CUMULATIVE                              ACCUMULATED
                                         CUMULATIVE     EFFECT OF CHANGE                              OTHER
                                         TRANSLATION     IN ACCOUNTING                             COMPREHENSIVE
                                         ADJUSTMENT         PRINCIPLE       RECLASSIFICATION(a)        LOSS
                                        -------------   -----------------  ---------------------  --------------
Balance, beginning of the fiscal year        $  (641)                $ --                   $ --           $(641)
Changes from period activity                    (535)                 500                    (87)           (122)
                                        ------------    -----------------  ---------------------  --------------
Balance, end of the period                   $(1,176)                $500                   $(87)          $(763)
                                        ============    =================  =====================  ==============
----------------------------------------------------------------------------------------------------------------


IN MILLIONS
----------------------------------------------------------------------------------------------------------------
                                                                       2000
                                       -------------------------------------------------------------------------
                                                                                                      TOTAL
                                                           CUMULATIVE                              ACCUMULATED
                                         CUMULATIVE     EFFECT OF CHANGE                              OTHER
                                         TRANSLATION     IN ACCOUNTING                             COMPREHENSIVE
                                         ADJUSTMENT         PRINCIPLE       RECLASSIFICATION(a)        LOSS
                                        -------------   -----------------  ---------------------  --------------
Balance, beginning of the fiscal year          $(637)                $ --                   $ --           $(637)
Changes from period activity                      48                   --                     --              48
                                        ------------    -----------------  ---------------------  --------------
Balance, end of the period                     $(589)                $ --                   $ --           $(589)
                                        ============    =================  =====================  ==============
----------------------------------------------------------------------------------------------------------------

(a)  RECLASSIFICATION OF FAS 133 TRANSITION ADJUSTMENT TO NET INCOME.

NOTE E--DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investments and borrowings portfolios and for other asset/liability management. In applying FAS 133 for purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. While the derivatives in the borrowings portfolio require an adjustment under FAS 133, as do the Other Asset/Liability swaps, no adjustment is required to the investments portfolio since those derivative instruments are already recorded at fair value as part of the trading portfolio. IBRD has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident IBRD's existing risk management strategy.

The cumulative effect of a change in accounting principle includes the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments in the borrowings portfolio on July 1, 2000, offset by any gains or losses on those borrowings for which a fair value exposure was being hedged. Upon adoption of FAS 133, IBRD's net income was increased by $219 million; an additional $500 million was reported in other comprehensive income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed before the initial application of FAS 133.

Since IBRD has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

The amounts reclassified into earnings for the three and nine months ended March 31, 2001 of $35 million and $87 million, respectively, have been included in Reclassification of FAS 133 Transition Adjustment to Net Income in the statement of comprehensive income. On the statement of income these reclassifications are included in the FAS 133 Adjustment.

NOTE F--SUBSEQUENT EVENT

On May 8, 2001, the Executive Directors approved a membership and financial assistance package for the Federal Republic of Yugoslavia (FRY) in connection with its succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY) in IBRD. One component of that package is a plan for the clearance of arrears under all loans to the former SFRY for which the FRY has accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears, and principal not yet due, would be consolidated into one or more new IBRD loans. The exact terms of the consolidation loans will be negotiated with the FRY authorities.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. IBRD's treatment of the FRY loans in this instance is consistent with the arrears clearance approach taken with respect to Bosnia and Herzegovina in 1996 and with the criteria approved by the Executive Directors for the exceptional treatment of Bosnia at that time. The criteria are as follows: the country has emerged from a current or former member of IBRD; it is assuming responsibility for a share of the debt of such member; because of a major armed conflict in its territory involving extensive destruction of physical assets, it has limited creditworthiness for servicing the debt it is assuming; and a rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate measures are taken. IBRD does not believe that any other borrower with loans in nonaccrual status currently meets these criteria.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

[Deloitte Touche Tohmatsu Letterhead]


INDEPENDENT ACCOUNTANTS' REVIEW REPORT

President and Board of Governors
  International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2001, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and nine-month periods ended March 31, 2001 and 2000. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2000, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 31, 2000, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2000 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

As discussed in Note E to the condensed financial statements, IBRD changed its method of accounting for derivative instruments to conform with Statement of Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE
INSTRUMENTS AND HEDGING ACTIVITIES, as amended by SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133, and SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES. IBRD has also early-adopted International Accounting Standard No. 39, FINANCIAL INSTRUMENTS RECOGNITION AND MEASUREMENT.

/s/  Deloitte Touche Tohmatsu (International Firm)

May 9, 2001


                                       INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
[LOGO]                                       TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)
                                                SEC REPORT - CHANGES IN BORROWINGS
                                       BORROWINGS (MLT) JANUARY 01, 2001 THRU MARCH 31, 2001
                                                            DESK: IBRD


BORROWING TYPE
DESCRIPTION                       TRADE ID    CURRENCY   EXTERNAL ID   CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT    MATURITY
-----------                       --------    --------   -----------   ---------------    --------------   ----------    --------

NEW BORROWINGS
         MTBOC
POUND STERLING
BOND/SELL GBP/IBRD/0632GBP05.75   0000004890  GBP                          50,000,000        73,570,000   25-Jan-2001   07-Jun-2032
TOTAL BY CURRENCY                                                                            73,570,000
HONG KONG DOLLAR
BOND/SELL HKD/IBRD/0111HKD06.25   0000004874  HKD                         200,000,000        25,642,012   31-Jan-2001   31-Jan-2011
TOTAL BY CURRENCY                                                                            25,642,012
JAPANESE YEN
BOND/SELL JPY/IBRD/0326JPYSTR04   0000004844  JPY                       2,000,000,000        17,158,545   09-Jan-2001   26-Mar-2026
BOND/SELL JPY/IBRD/0920JPYSTR08   0000004845  JPY                       2,000,000,000        17,158,545   09-Jan-2001   26-Sep-2020
BOND/SELL JPY/IBRD/0121JPYSTR02   0000004862  JPY                       2,800,000,000        24,184,843   11-Jan-2001   11-Jan-2021
BOND/SELL JPY/IBRD/0326JPYSTR08   0000004864  JPY                       1,000,000,000         8,637,444   11-Jan-2001   25-Mar-2026
BOND/SELL JPY/IBRD/0121JPYSTR     0000004857  JPY                       1,300,000,000        11,030,504   16-Jan-2001   15-Jan-2021
BOND/SELL JPY/IBRD/0925JPYSTR02   0000004863  JPY                       2,000,000,000        16,970,006   16-Jan-2001   27-Sep-2025
BOND/SELL JPY/IBRD/0326JPYSTR09   0000004865  JPY                       3,000,000,000        25,455,008   16-Jan-2001   26-Mar-2026
BOND/SELL JPY/IBRD/0326JPYSTR12   0000004870  JPY                       2,000,000,000        16,970,006   16-Jan-2001   16-Mar-2026
BOND/SELL JPY/IBRD/0326JPYSTR13   0000004871  JPY                       3,100,000,000        26,303,509   16-Jan-2001   25-Mar-2026
BOND/SELL JPY/IBRD/0331JPYSTR     0000004867  JPY                       3,000,000,000        25,245,088   17-Jan-2001   17-Mar-2031
BOND/SELL JPY/IBRD/0925JPYSTR03   0000004868  JPY                       1,000,000,000         8,415,029   17-Jan-2001   27-Sep-2025
BOND/SELL JPY/IBRD/0121JPYSTR01   0000004861  JPY                       1,000,000,000         8,462,027   18-Jan-2001   18-Jan-2021
BOND/SELL JPY/IBRD/0326JPYSTR10   0000004866  JPY                       1,000,000,000         8,462,027   18-Jan-2001   08-Mar-2026
BOND/SELL JPY/IBRD/0326JPYSTR11   0000004869  JPY                       2,000,000,000        16,924,053   18-Jan-2001   25-Mar-2026
BOND/SELL JPY/IBRD/0926JPYSTR     0000004886  JPY                       1,000,000,000         8,485,003   23-Jan-2001   24-Sep-2026
BOND/SELL JPY/IBRD/0126JPYSTR01   0000004877  JPY                       1,000,000,000         8,521,154   25-Jan-2001   25-Jan-2026
BOND/SELL JPY/IBRD/0121JPYSTR03   0000004893  JPY                       1,200,000,000        10,225,385   25-Jan-2001   25-Jan-2021
BOND/SELL JPY/IBRD/0126JPYSTR     0000004897  JPY                       1,400,000,000        11,938,771   29-Jan-2001   29-Jan-2026
BOND/SELL JPY/IBRD/0226JPYSTR01   0000004892  JPY                       1,500,000,000        12,991,511   05-Feb-2001   05-Feb-2026
BOND/SELL JPY/IBRD/0221JPYSTR02   0000004894  JPY                       1,000,000,000         8,661,007   05-Feb-2001   05-Feb-2021
BOND/SELL JPY/IBRD/1230JPYSTR     0000004902  JPY                       1,000,000,000         8,661,007   05-Feb-2001   05-Dec-2030
BOND/SELL JPY/IBRD/0226JPYSTR04   0000004907  JPY                       2,000,000,000        17,370,912   06-Feb-2001   06-Feb-2026
BOND/SELL JPY/IBRD/0226JPYSTR05   0000004908  JPY                       1,000,000,000         8,685,456   06-Feb-2001   06-Feb-2026
BOND/SELL JPY/IBRD/0226JPYSTR06   0000004911  JPY                       2,100,000,000        18,239,458   06-Feb-2001   06-Feb-2026
BOND/SELL JPY/IBRD/0226JPYSTR02   0000004903  JPY                       1,000,000,000         8,659,133   07-Feb-2001   07-Feb-2026
BOND/SELL JPY/IBRD/0221JPYSTR03   0000004901  JPY                       1,000,000,000         8,726,003   08-Feb-2001   08-Feb-2021
BOND/SELL JPY/IBRD/0231JPYSTR     0000004905  JPY                       1,000,000,000         8,513,174   13-Feb-2001   13-Feb-2031
BOND/SELL JPY/IBRD/0226JPYSTR03   0000004906  JPY                       1,100,000,000         9,364,492   13-Feb-2001   13-Feb-2026
BOND/SELL JPY/IBRD/0226JPYSTR07   0000004922  JPY                       5,100,000,000        43,417,188   13-Feb-2001   13-Feb-2026
BOND/SELL JPY/IBRD/0229JPYSTR     0000004904  JPY                       1,000,000,000         8,541,533   15-Feb-2001   15-Feb-2029
BOND/SELL JPY/IBRD/0216JPYSTR     0000004916  JPY                       2,000,000,000        17,083,066   15-Feb-2001   16-Feb-2016
BOND/SELL JPY/IBRD/0226JPYSTR08   0000004923  JPY                       1,000,000,000         8,541,533   15-Feb-2001   12-Feb-2026
BOND/SELL JPY/IBRD/0221JPYSTR04   0000004917  JPY                      10,000,000,000        85,980,826   26-Feb-2001   25-Feb-2021
BOND/SELL JPY/IBRD/0326JPYSTR15   0000004990  JPY                       1,000,000,000         8,525,513   05-Mar-2001   05-Mar-2026
BOND/SELL JPY/IBRD/0326JPYSTR14   0000005012  JPY                       1,000,000,000         8,525,513   05-Mar-2001   05-Mar-2026
BOND/SELL JPY/IBRD/0331JPYSTR02   0000005013  JPY                       1,000,000,000         8,335,417   15-Mar-2001   15-Mar-2031
BOND/SELL JPY/IBRD/0331JPYSTR01   0000005011  JPY                       1,100,000,000         8,988,030   21-Mar-2001   21-Mar-2031
BOND/SELL JPY/IBRD/0321JPYSTR06   0000005033  JPY                       1,000,000,000         8,065,166   26-Mar-2001   26-Mar-2021


                                       INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
[LOGO]                                        TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)
                                                SEC REPORT - CHANGES IN BORROWINGS
                                       BORROWINGS (MLT) JANUARY 01, 2001 THRU MARCH 31, 2001
                                                            DESK: IBRD


BORROWING TYPE
DESCRIPTION                       TRADE ID    CURRENCY   EXTERNAL ID   CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT    MATURITY
-----------                       --------    --------   -----------   ---------------    --------------   ----------    --------

TOTAL BY CURRENCY                                                                           586,422,885
POLISH ZLOTY
BOND/SELL PLN/IBRD/0211PLN10.62   0000004909  PLN                       1,000,000,000       245,851,260   08-Feb-2001   08-Feb-2011
TOTAL BY CURRENCY                                                                           245,851,260
UNITED STATES DOLLAR
BOND/SELL USD/IBRD/0105USD04.77   0000004884  USD                         100,000,000       100,000,000   31-Jan-2001   31-Jan-2005
BOND/SELL USD/IBRD/0211USDSTR     0000004992  USD                          25,000,000        25,000,000   23-Feb-2001   23-Feb-2011
BOND/SELL USD/IBRD/0306USDSTR     0000005022  USD                         100,000,000       100,000,000   09-Mar-2001   09-Mar-2006
BOND/SELL USD/IBRD/1103USD04.75   0000005027  USD                         250,000,000       250,000,000   15-Mar-2001   05-Nov-2003
BOND/SELL USD/IBRD/0307USDSTR01   0000005030  USD                         250,000,000       250,000,000   22-Mar-2001   22-Mar-2007
BOND/SELL USD/IBRD/0306USD05.00   0000005044  USD                       3,500,000,000     3,500,000,000   28-Mar-2001   28-Mar-2006
TOTAL BY CURRENCY                                                                         4,225,000,000
SOUTH AFRICAN RAND
BOND/SELL ZAR/IBRD/0111ZAR12.00   0000004827  ZAR                         150,000,000        19,828,157   04-Jan-2001   04-Jan-2011
BOND/SELL ZAR/IBRD/0111ZAR11.25   0000004875  ZAR                         150,000,000        19,035,533   29-Jan-2001   31-Jan-2011
BOND/SELL ZAR/IBRD/0311ZAR10.375  0000005020  ZAR                         110,000,000        13,793,968   29-Mar-2001   29-Mar-2011
BOND/SELL ZAR/IBRD/311ZAR10.50    0000005029  ZAR                         100,000,000        12,502,813   30-Mar-2001   30-Mar-2011
TOTAL BY CURRENCY                                                                            65,160,470
TOTAL                                                                                     5,221,646,626
         MTBOZ
UNITED STATES DOLLAR
BOND/SELL USD/IBRD/0206USDSTR     0000004912  USD                          25,000,000        25,000,000   09-Feb-2001   09-Feb-2006
BOND/SELL USD/IBRD/0204USDSTR     0000004983  USD                          10,000,000        10,000,000   20-Feb-2001   20-Feb-2004
TOTAL BY CURRENCY                                                                            35,000,000
TOTAL                                                                                        35,000,000


                                       INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
[LOGO]                                       TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)
                                                SEC REPORT - CHANGES IN BORROWINGS
                                       BORROWINGS (MLT) JANUARY 01, 2001 THRU MARCH 31, 2001
                                                            DESK: IBRD


BORROWING TYPE
DESCRIPTION                       TRADE ID    CURRENCY   EXTERNAL ID   CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT    MATURITY
-----------                       --------    --------   -----------   ---------------    --------------   ----------    --------

MATURING BORROWINGS
         MTBOC
AUSTRALIAN DOLLAR
BOND/SELL AUD/IBRD/0301AUD06.75   0000000048  AUD         AUD0570GMT01    100,000,000        49,425,000   27-Mar-1997   27-Mar-2001
TOTAL BY CURRENCY                                                                            49,425,000
CANADIAN DOLLAR
BOND/SELL CAD/IBRD/0301CAD05.00   0000000059  CAD         CAD0667GDI01    100,000,000        65,011,052   02-Mar-1998   02-Mar-2001
TOTAL BY CURRENCY                                                                            65,011,052
SWISS FRANC
BOND/SELL CHF/IBRD/0301CHF07.00   0000000075  CHF         CHF0231MLT01    600,000,000       360,989,110   05-Mar-1991   05-Mar-2001
TOTAL BY CURRENCY                                                                           360,989,110
EURO CURRENCY
BOND/SELL EUR/IBRD/0105NLG07.88E  0000000375  EUR         NLG0063MLT03      1,225,207         1,153,226   15-Jan-1985   12-Jan-2001
BOND/SELL EUR/IBRD/0301DEM08.50E  0000000113  EUR         DEM0271MLT01     86,789,240        80,844,177   12-Mar-1991   12-Mar-2001
BOND/SELL EUR/IBRD/0301DEM08.50E  0000000114  EUR         DEM0271MLT02    15, 195,595     14,154,696.73   12-Mar-1995   12-Mar-2001
BOND/SELL EUR/IBRD/0201ESP04.13E  0000000153  EUR         ESP0020MLT01     90,151,816        83,183,081   13-Feb-1998   13-Feb-2001
BOND/SELL EUR/IBRD/0101GRDSTR01E  0000001080  EUR         GRD0089GDI01      8,804,109         8,364,344   08-Dec-1998   10-Jan-2001
TOTAL BY CURRENCY                                                                           173,544,827
POUND STERLING
BOND/SELL GBP/IBRD/0201GBP11.13   0000000166  GBP         GBP0027MLT01    100,000,000       144,210,000   27-Feb-1991   27-Feb-2001
TOTAL BY CURRENCY                                                                           144,210,000
HONG KONG DOLLAR
BOND/SELL HKD/IBRD/0101HKD10.00   0000000204  HKD         HKD0644GDI01    300,000,000        38,463,018   08-Jan-1998   08-Jan-2001
BOND/SELL HKD/IBRD/0201HKD11.00   0000000206  HKD         HKD0653GDI01  1,000,000,000       128,209,237   17-Feb-1998   20-Feb-2001
BOND/SELL HKD/IBRD/0301HKD08.60   0000000208  HKD         HKD0679GDI01  1,000,000,000       128,219,923   20-Mar-1998   20-Mar-2001
TOTAL BY CURRENCY                                                                           294,892,178
JAPANESE YEN
BOND/SELL JPY/IBRD/0201JPY02.50   0000000314  JPY         JPY0123MLT01  2,000,000,000        17,186,560   16-Mar-1987   16-Feb-2001
BOND/SELL JPY/IBRD/0801JPY02.50   0000000316  JPY         JPY0125MLT03  1,000,000,000         8,513,174   01-Apr-1987   13-Feb-2001
BOND/SELL JPY/IBRD/0701JPY03.10   0000000317  JPY         JPY0127MLT01    660,000,000         5,660,135   29-May-1987   31-Jan-2001
BOND/SELL JPY/IBRD/0303JPY05.50   0000000331  JPY         JPY0154MLT01  5,900,000,000        47,584,479   25-Mar-1988   26-Mar-2001
BOND/SELL JPY/IBRD/0201JPYFLT     0000000354  JPY         JPY0211MLT01 50,000,000,000       431,462,225   09-Feb-1994   09-Feb-2001
TOTAL BY CURRENCY                                                                           510,406,573
UNITED STATES DOLLAR
BOND/SELL USD/IBRD/0201USD10.00   0000000505  USD         USD0195MLT01    200,000,000       200,000,000   23-Dec-1985   14-Feb-2001
BOND/SELL USD/IBRD/0301USD05.13   0000000550  USD         USD0293COL01      4,700,000         4,700,000   22-Apr-1988   15-Mar-2001
BOND/SELL USD/IBRD/0201USD07.00   0000000665  USD         USD0897COL01     10,000,000        10,000,000   24-Jan-1989   15-Feb-2001
BOND/SELL USD/IBRD/0201USD08.50   0000000809  USD         USD1498COL01        600,000           600,000   01-Feb-1991   01-Feb-2001
BOND/SELL USD/IBRD/0201USD08.22   0000000812  USD         USD1508COL01        200,000           200,000   22-Feb-1991   22-Feb-2001
BOND/SELL USD/IBRD/0301USD08.13   0000000527  USD         USD0237MLT01  1,500,000,000     1,500,000,000   05-Mar-1991   01-Mar-2001
BOND/SELL USD/IBRD/0301USD08.38   0000000814  USD         USD1514COL01         25,000            25,000   05-Mar-1991   15-Mar-2001
BOND/SELL USD/IBRD/0301USD08.40   0000000819  USD         USD1526COL01         35,000            35,000   21-Mar-1991   15-Mar-2001
BOND/SELL USD/IBRD/0201USD03.00   0000000618  USD         USD0650GDI01    200,000,000       200,000,000   02-Feb-1998   05-Feb-2001
BOND/SELL USD/IBRD/0201USD05.50   0000000621  USD         USD0658GDI01    500,000,000       500,000,000   02-Feb-1998   02-Feb-2001


                                       INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
[LOGO]                                       TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)
                                                SEC REPORT - CHANGES IN BORROWINGS
                                       BORROWINGS (MLT) JANUARY 01, 2001 THRU MARCH 31, 2001
                                                            DESK: IBRD


BORROWING TYPE
DESCRIPTION                       TRADE ID    CURRENCY   EXTERNAL ID   CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT    MATURITY
-----------                       --------    --------   -----------   ---------------    --------------   ----------    --------

BOND/SELL USD/IBRD/0201USD05.50   0000000622  USD         USD0658GDI02    500,000,000       500,000,000   02-Feb-1998   02-Feb-2001
BOND/SELL USD/IBRD/0301USD03.61   0000001056  USD         JPY0671GDI01     11,000,000        11,000,000   05-Mar-1998   05-Mar-2001
TOTAL BY CURRENCY                                                                         2,926,560,000
SOUTH AFRICAN RAND
BOND/SELL ZAR/IBRD/0201ZAR15.00   0000001144  ZAR         ZAR0770GDI01    100,000,000        12,576,164   12-Feb-1999   12-Feb-2001
BOND/SELL ZAR/IBRD/0301ZAR14.00   0000003550  ZAR         ZAR0775GDI01    200,000,000        25,628,540   08-Mar-1999   08-Mar-2001
TOTAL BY CURRENCY                                                                            38,204,704
TOTAL                                                                                     4,563,243,444
         MTBOZ
UNITED STATES DOLLAR
BOND/SELL USD/IBRD/0201USD00.002  0000000489  USD         USD0189MLT46     18,000,000        18,000,000   06-Mar-1985   15-Feb-2001
BOND/SELL USD/IBRD/0301USD00.00   0000000748  USD         USD1385COL01        125,000           125,000   11-Jan-1990   15-Mar-2001
BOND/SELL USD/IBRD/0201USD00.001  0000000807  USD         USD1493COL01        100,000           100,000   24-Jan-1991   01-Feb-2001
TOTAL BY CURRENCY                                                                            18,225,000
TOTAL                                                                                        18,225,000


                                       INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
[LOGO]                                      TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)
                                                SEC REPORT - CHANGES IN BORROWINGS
                                       BORROWINGS (MLT) JANUARY 01, 2001 THRU MARCH 31, 2001
                                                            DESK: IBRD


BORROWING TYPE
DESCRIPTION                       TRADE ID    CURRENCY   EXTERNAL ID   CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT    MATURITY
-----------                       --------    --------   -----------   ---------------    --------------   ----------    --------

EARLY RETIREMENT
         MTBOC
EURO CURRENCY
BOND/BUY EUR/IBRD/1103DEM05.88E   0000004858  EUR                          38,346,891        36,613,612   05-Jan-2001   10-Nov-2003
BOND/BUY EUR/IBRD/0705EUR04.74    0000004876  EUR                          20,000,000        18,825,000   12-Jan-2001   25-Jul-2005
BOND/BUY EUR/IBRD/0905EUR04.90    0000004888  EUR                          41,800,000        39,369,330   25-Jan-2001   06-Sep-2005
BOND/BUY EUR/IBRD/0705EUR04.74    0000004889  EUR                          21,000,000        19,778,850   25-Jan-2001   25-Jul-2005
BOND/BUY EUR/IBRD/0504ITLSTRE     0000004913  EUR                           5,164,569         4,862,958   05-Feb-2001   28-May-2004
BOND/BUY EUR/IBRD/2916ITLSTR01E   0000004915  EUR                          10,127,720         9,342,822   12-Feb-2001   29-Sep-2016
BOND/BUY EUR/IBRD/0808ITLSTRE     0000005018  EUR         ITL0072GDI01      8,573,185         7,978,634   07-Mar-2001   20-Aug-2008
BOND/BUY EUR/IBRD/0103EUR02.70    0000005021  EUR                           5,000,000         4,477,750   20-Mar-2001   13-Jan-2003
BOND/BUY EUR/IBRD/0905EUR04.90    0000005031  EUR                          10,000,000         8,907,000   26-Mar-2001   06-Sep-2005
BOND/BUY EUR/IBRD/0915ITLSTR01E   0000005036  EUR                          15,958,518        14,148,024   30-Mar-2001   18-Sep-2015
BOND/BUY EUR/IBRD/0915ITLSTRE     0000005037  EUR                           6,114,850         5,421,120   30-Mar-2001   09-Sep-2015
TOTAL BY CURRENCY                                                                           169,725,100
JAPANESE YEN
BOND/BUY JPY/IBRD/0703JPYSTR      0000004859  JPY                       3,200,000,000        27,961,029   05-Jan-2001   29-Jul-2003
BOND/BUY JPY/IBRD/0709JPYSTR01    0000004872  JPY         JPY0136GDI01  1,000,000,000         8,485,003   16-Jan-2001   13-Jul-2009
BOND/BUY JPY/IBRD/0703JPYSTR      0000004898  JPY                       2,300,000,000        19,724,712   31-Jan-2001   29-Jul-2003
BOND/BUY JPY/IBRD/0210JPYSTR01    0000004896  JPY                       4,100,000,000        35,776,614   08-Feb-2001   08-Feb-2010
BOND/BUY JPY/IBRD/0914JPYSTR01    0000004910  JPY                       1,000,000,000         8,726,003   08-Feb-2001   24-Sep-2014
BOND/BUY JPY/IBRD/0210JPYSTR      0000004987  JPY                       1,200,000,000        10,190,650   14-Feb-2001   14-Feb-2010
BOND/BUY JPY/IBRD/0410JPYSTR01    0000004924  JPY                       1,000,000,000         8,541,533   15-Feb-2001   06-Apr-2010
BOND/BUY JPY/IBRD/0809JPYSTR      0000004989  JPY                       1,000,000,000         8,598,083   26-Feb-2001   24-Aug-2009
BOND/BUY JPY/IBRD/0809JPYSTR02    0000004995  JPY                       2,000,000,000        17,196,165   26-Feb-2001   26-Aug-2009
BOND/BUY JPY/IBRD/1119JPYSTR03    0000004999  JPY                       3,000,000,000        25,832,006   01-Mar-2001   24-Nov-2019
BOND/BUY JPY/IBRD/0909JPYSTR      0000004998  JPY         JPY0149GDI01  1,000,000,000         8,446,303   08-Mar-2001   08-Sep-2009
BOND/BUY JPY/IBRD/0909JPYSTR01    0000005006  JPY                       1,500,000,000        12,669,454   08-Mar-2001   08-Sep-2009
BOND/BUY JPY/IBRD/0310JPYSTR      0000005004  JPY                       1,000,000,000         8,335,417   15-Mar-2001   15-Mar-2010
BOND/BUY JPY/IBRD/0907JPYSTR      0000005010  JPY         SWAPT55187IB  1,200,000,000         9,857,072   19-Mar-2001   17-Sep-2007
BOND/BUY JPY/IBRD/0319JPYSTR      0000005040  JPY         JPY GDIF 176  1,000,000,000         8,170,936   21-Mar-2001   20-Mar-2019
BOND/BUY JPY/IBRD/0310JPYSTR01    0000005024  JPY                       1,200,000,000         9,692,662   23-Mar-2001   23-Mar-2010
BOND/BUY JPY/IBRD/1019JPYSTR      0000005017  JPY                       1,000,000,000         8,065,166   26-Mar-2001   25-Oct-2019
BOND/BUY JPY/IBRD/0609JPYSTR01    0000005025  JPY         JPY0130GDI01  5,200,000,000        41,938,863   26-Mar-2001   24-Jun-2009
BOND/BUY JPY/IBRD/1014JPYSTR      0000005026  JPY                       1,000,000,000         8,065,166   26-Mar-2001   24-Oct-2014
BOND/BUY JPY/IBRD/0703JPYSTR      0000005032  JPY                         900,000,000         7,258,649   26-Mar-2001   29-Jul-2003
TOTAL BY CURRENCY                                                                           293,531,486
UNITED STATES DOLLAR
BOND/BUY USD/IBRD/0326USD08.88    0000004879  USD                          27,595,000        27,595,000   22-Jan-2001   01-Mar-2026
BOND/BUY USD/IBRD/1129USD08.50    0000004881  USD                          22,190,000        22,190,000   22-Jan-2001   30-Nov-2029
BOND/BUY USD/IBRD/1016USD08.63    0000004885  USD                          11,430,000        11,430,000   23-Jan-2001   15-Oct-2016
BOND/BUY USD/IBRD/0116USD09.751   0000004887  USD                           5,000,000         5,000,000   25-Jan-2001   23-Jan-2016
BOND/BUY USD/IBRD/0905USD06.28    0000004891  USD                          24,000,000        24,000,000   25-Jan-2001   06-Sep-2005
BOND/BUY USD/IBRD/0115USDSTR      0000004880  USD                          15,000,000        15,000,000   26-Jan-2001   26-Jan-2015
BOND/BUY USD/IBRD/0205USDSTR      0000004895  USD                         100,000,000       100,000,000   02-Feb-2001   02-Feb-2005
BOND/BUY USD/IBRD/0717USD09.251   0000004914  USD                          28,150,000        28,150,000   09-Feb-2001   15-Jul-2017
BOND/BUY USD/IBRD/0804USDSTR      0000004984  USD                          15,000,000        15,000,000   12-Feb-2001   11-Aug-2004


                                       INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
[LOGO]                                      TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)
                                                SEC REPORT - CHANGES IN BORROWINGS
                                       BORROWINGS (MLT) JANUARY 01, 2001 THRU MARCH 31, 2001
                                                            DESK: IBRD


BORROWING TYPE
DESCRIPTION                       TRADE ID    CURRENCY   EXTERNAL ID   CURRENCY AMOUNT    US$ EQUIVALENT   SETTLEMENT    MATURITY
-----------                       --------    --------   -----------   ---------------    --------------   ----------    --------
BOND/BUY USD/IBRD/0210USDSTR01    0000004986  USD                          25,000,000        25,000,000   12-Feb-2001   11-Feb-2010
BOND/BUY USD/IBRD/0326USD08.88    0000004918  USD                          24,898,000        24,898,000   13-Feb-2001   01-Mar-2026
BOND/BUY USD/IBRD/0205USDSTR01    0000004988  USD                          15,000,000        15,000,000   15-Feb-2001   15-Feb-2005
BOND/BUY USD/IBRD/0215USDSTR      0000004985  USD                          25,000,000        25,000,000   20-Feb-2001   20-Feb-2015
BOND/BUY USD/IBRD/0210USDSTR02    0000004997  USD                          25,000,000        25,000,000   22-Feb-2001   22-Feb-2010
BOND/BUY USD/IBRD/0804USDSTR01    0000004996  USD                          22,000,000        22,000,000   26-Feb-2001   26-Aug-2004
BOND/BUY USD/IBRD/0305USDSTR      0000005019  USD                          20,000,000        20,000,000   09-Mar-2001   09-Mar-2005
BOND/BUY USD/IBRD/0304USD6.115    0000005000  USD         USD0104GDI01    250,000,000       250,000,000   12-Mar-2001   10-Mar-2004
BOND/BUY USD/IBRD/0304USD6.153    0000005001  USD                         250,000,000       250,000,000   12-Mar-2001   10-Mar-2004
BOND/BUY USD/IBRD/0904USDSTR      0000005014  USD         SWAPT55411       25,000,000        25,000,000   15-Mar-2001   15-Sep-2004
BOND/BUY USD/IBRD/0304USD06.1502  0000005003  USD                         250,000,000       250,000,000   16-Mar-2001   16-Mar-2004
BOND/BUY USD/IBRD/0304USD06.15    0000005005  USD         USD0107GDI01    250,000,000       250,000,000   16-Mar-2001   16-Mar-2004
BOND/BUY USD/IBRD/0303USDSTR01    0000005023  USD                          50,000,000        50,000,000   21-Mar-2001   21-Mar-2003
BOND/BUY USD/IBRD/0315USDSTR      0000005028  USD                          10,000,000        10,000,000   30-Mar-2001   30-Mar-2015
TOTAL BY CURRENCY                                                                         1,490,263,000
TOTAL                                                                                     1,953,519,586

         MTBOZ
EURO CURRENCY
BOND/BUY EUR/IBRD/1011ITLSTRE     0000004878  EUR                          21,148,910        19,846,137   19-Jan-2001   03-Oct-2011
TOTAL BY CURRENCY                                                                                         19,846,137
TOTAL                                                                                                     19,846,137